UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission file number: 001-16429

ABB Ltd

(Exact name of registrant as specified in its charter)

Switzerland

(Jurisdiction of incorporation or organization)

Affolternstrasse 44

CH-8050 Zurich

Switzerland

(Address of principal executive offices)

Richard A. Brown

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41-43-317-7111

Facsimile: +41-43-317-7992

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction

ABB Ltd is a corporation organized under the laws of Switzerland. In this Form SD and the attached Conflict Minerals Report (included as Exhibit 1.01), “ABB”, the “Company”, “we”, and “our” refer to ABB Ltd and its consolidated subsidiaries. ABB is a foreign private issuer as defined under Rule 405 of Regulation C under the Securities Act of 1933 and Rule 3b-4 under the Securities Exchange Act of 1934. Our shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares). We are a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. For more than four decades, we have been part of the industrial digitalization. With more than 70 million devices connected through our installed base of more than 70,000 control systems across all customer segments we serve, we are well-positioned to benefit from the Energy and Fourth Industrial Revolution. With a heritage of more than 130 years, we operate in more than 100 countries with about 132,000 employees.

Conflict minerals are defined as cassiterite, columbite-tantalite and wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, as well as gold (3TG). The functionality of a substantial portion of our global product portfolio relies on the use of direct materials, especially electronic components, which include amounts of tin, tantalum, tungsten or gold (necessary conflict minerals). For example, tin, tantalum, tungsten and gold are each contained respectively in weld wire, capacitors, electronic contacts and electrical connection coatings, each of which are components in many of our products. Our operating divisions and their products are described in more detail below.

In 2016 we operated in a structure with four operating divisions. Effective January 1, 2017, as part of the ABB Next Level Strategy, the structure of these four operating divisions has been further focused. The changes in the divisional structure did not affect the range of our consolidated product portfolio or our overall conflict minerals due diligence program. The description of our current operating divisions and their main products is as follows:

•          Electrification Products: manufactures and sells products and services including electric vehicle charging, solar inverters, modular substation packages, switchgear, UPS solutions, circuit breakers, control products, wiring accessories, enclosures and cabling systems, and intelligent home and building solutions designed to integrate and automate the lighting, heating and ventilation, and security and data communication networks.

•         Robotics and Motion: manufactures and sells robotics, motors, generators, drives, wind converters, components and systems for railways and related services and digital solutions for a wide range of applications in industry, transportation and infrastructure, and utilities.

•         Industrial Automation: develops and sells integrated automation and electrification systems and solutions, a comprehensive range of services ranging from repair to advanced services such as remote monitoring and preventive maintenance and cybersecurity services, process and discrete control solutions, advanced process control software and manufacturing execution systems, sensing, measurement and analytics, electric ship propulsion systems and large turbochargers.

•         Power Grids: offers a range of products, systems, service and software solutions across the power value chain of generation, transmission and distribution, to utility, industry, transportation and infrastructure customers. These offerings address existing and evolving grid needs such as the integration of renewables, network control, digital substations, microgrids and asset management. The division portfolio includes turnkey grid integration, transmission systems and substation solutions as well as a wide range of power, distribution and traction transformers, and an array of high-voltage products, such as circuit breakers, switchgear and capacitors.

As ABB files reports with the U.S. Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934, and is a user of necessary conflict minerals to produce its manufactured products, ABB is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (17 CFR Parts 240 and 249b). ABB’s Policy on Conflict Minerals can be found at new.abb.com/about/supplying/conflict-minerals-policy

The content of any Web site referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 1 - Conflict Minerals Disclosures

a.     We have concluded that during the 2016 calendar year:

                   i.     based on an analysis of our global product offering, we have manufactured products containing conflict minerals and have determined that the use of these minerals is necessary to the functionality or production of these products.

                  ii.     based on the Reasonable Country of Origin Inquiry (RCOI) conducted (see below), we have reason to believe that a portion of the Company’s necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country1 (collectively the “covered countries”) and may not be from recycled or scrap sources.

b.     Description of RCOI

We are a large organization and have manufacturing facilities located around the world. We manufacture products in more than 500 product lines and have approximately 70,000 unique direct material suppliers. In 2015, we had significantly expanded the assessment of our product portfolio to identify the use of 3TG in our products. This process was performed to identify the use of 3TG in our products and utilized ABB product experts, including representatives from supply chain management, engineering, and research and development, in making these component assessments. During 2016, we completed the remaining detailed assessments for our product portfolio such that a detailed component and supplier listing is available for our products. In our global product portfolio, only a small portion of our products have been determined not to contain any 3TG.

To assess whether the necessary conflict minerals in our products originated from the covered countries, we performed a RCOI by identifying direct suppliers of products likely to contain 3TG and surveying a sample of these suppliers using the Conflict Minerals Reporting Template (CMRT) as developed and issued by the Conflict-Free Sourcing Initiative (CFSI) of the Electronic Industry Citizenship Coalition (EICC) and the Global eSustainability Initiative (GeSI).

In 2016, we determined the scope of the RCOI procedures based on the results of the product-level component assessments described above. We continued to focus our supplier selection procedures to increase the coverage of suppliers providing us with components likely to contain 3TG. Our efforts focused on identifying the specific components containing 3TG across our product portfolio and selecting those suppliers for inclusion in the RCOI procedures. In 2016, we selected approximately 6,200 suppliers to be surveyed. Our efforts to refine the supplier selection process has resulted in increasing the coverage of our purchases containing 3TG included in the RCOI to a sufficient level that we believe could allow us to appropriately assess the conflict status of our products.

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1 Adjoining countries of the Democratic Republic of the Congo are: Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

Most of the selected suppliers who confirmed that they supplied us with products containing 3TG were able to provide us with the names of the original smelters/refiners used to process 3TG contained in their products. Based on the list of processing facilities we have compiled and based on smelter/refiner-specific country sourcing information we have received through our membership in the CFSI, we believe that some of the necessary conflict minerals in our products may have originated from the covered countries and were not from recycled or scrap sources. Although most suppliers who responded to our survey were able to provide us with a list of the original smelters/refiners that they identified as being used to process 3TG contained in their products, most of our suppliers were unable to identify and represent which smelters/refiners were specifically used for 3TG in the products or materials supplied to ABB. Therefore, the lists of smelters/refiners provided by suppliers may contain facilities that were not used to process 3TG contained in the components they provided to us.

c.     Disclosure of this Form and the Conflict Minerals report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are available on our Web site at www.abb.com/investorrelations under “Quarterly results and annual reports”, “2016”, “SEC Filings”.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ABB LTD

	By:	/s/ Timo Ihamuotila
Date: May 30, 2017		Name:	Timo Ihamuotila
		Title:	Executive Vice President and Chief Financial Officer

	By:	/s/ Richard A. Brown
Date: May 30, 2017		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance